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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         CONTINUUS SOFTWARE CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21218R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)

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                                   COPIES TO:

                              D. BRADLEY PECK, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000


          |X| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
           COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER.

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Script of Conference Call of Continuus Software Corporation held on October 25,
2000 at 2:00 p.m. PDT.

Thanks Steve. Good afternoon everyone and thank you for participating in our conference call regarding our merger announcement and financial results for the third quarter. I'd like to start by speaking briefly about the merger agreement. Let's start by saying we're very excited at the prospect of joining Telelogic. This merger builds on both companies' strengths to create a broader product line of market-leading, best-of-breed solutions covering the different phases of the software development process. As part of Telelogic, Continuus will be part of a much larger organization with significant financial and human resources and significantly larger market presence. I'd like to briefly summarize the terms of the transaction, followed by a few details of Continuus' third quarter results also announced this morning. By now, I hope you have all seen a copy of our press release announcing the definitive agreement for Telelogic to acquire Continuus. To briefly review the terms of the agreement, Telelogic will commence a cash tender offer for all of the outstanding shares of Continuus at a price of $3.46 per share. The merger is expected to be completed by December and is subject to customary conditions. Shareholders representing between 35 and 40 percent of the outstanding shares of Continuus, including all directors and executive officers, have committed to tender their shares in the tender offer. I'm not going to talk any more about the merger although, of course, we'll be happy to answer questions later.

Regarding the third quarter, Steve's given you a summary of the financial highlights. We're very pleased with the financial performance in the quarter with the revenue generated particularly during a third quarter which has typically been a little bit softer quarter for us. This is a record revenue quarter with 33 new customers and add-on sales to 90 of our existing customers. We saw strong performance from our European organization, particularly strong in light of the typically weak Q3 vacation period in Europe, and we had a recovery in performance as well in our Americas operation. We shipped significant releases of a couple of products: ChangeSynergy and KnowledgeSynergy, along with our integration with IBM Visual Age for Java We believe these releases strengthen our product solution moving forward and our prospective deal with Telelogic will allow us to leverage these capabilities alongside the Telelogic product line into the merged companies' joint customer bases in our key target markets. Our customers are, obviously, going to benefit from that financially stronger partnership with more global resources and we're very pleased we could exit Q3 on an up-note and then enter into this relationship to strengthen the company for the benefit of our customers. This concludes our prepared remarks. The operator will turn the call over to you and open the call up for questions.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. The tender offer for the outstanding shares of Continuus common stock described in this announcement has not yet commenced. At the time the offer is commenced, Telelogic will file a tender offer statement with the SEC and Continuus will file a solicitation/recommendation statement with respect to the offer. Investors and security holders of both Telelogic and Continuus are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this news release when it becomes available because it will contain important information about the transaction.

End of Prepared Comments.

Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Telelogic and Continuus with the SEC at the SEC's Web site at www.Sec.Gov.